SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 3)

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

OHR PHARMACEUTICAL, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001 PER SHARE
(Title of Class of Securities)

67778H200
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67778H200

1.	Names of Reporting Persons. ORIN HIRSCHMAN I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship of Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,530,468
	6.	Shared Voting Power 2,530,468
	7.	Sole Dispositive Power 2,855,135
	8.	Shared Dispositive Power 2,855,135
9.	Aggregate Amount Beneficially Owned by each Reporting Person 2,855,135
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 5.1%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No.  67778H200

1.	Names of Reporting Persons. AIGH Investment Partners, L.L.C. I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship of Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,678,177
	6.	Shared Voting Power 1,678,177
	7.	Sole Dispositive Power 1,798,178
	8.	Shared Dispositive Power 1,798,178
9.	Aggregate Amount Beneficially Owned by each Reporting Person 1,798,178
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 3.2%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No.  67778H200

1.	Names of Reporting Persons. THE TZEDAKAH FUND I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship of Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 731,991
	6.	Shared Voting Power 731,991
	7.	Sole Dispositive Power 731,991
	8.	Shared Dispositive Power 731,991
9.	Aggregate Amount Beneficially Owned by each Reporting Person 731,991
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 1.3%
12.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13G

Item 1(a)  Name of Issuer:

Ohr Pharmaceutical, Inc.

Item 1(b)  Address of Issuer’s Principal Executive Offices:

800 Third Avenue, 11th Floor,
New York, New York 10022

Item 2(a)  Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1 promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”):

(i)	Orin Hirschman, who is the managing member of AIGH Investment Partners, LLC, and a trustee of The Tzedakah Fund, with respect to shares of Common Stock (as defined in Item 2(d) below) directly held by AIGH Investment Partners, LLC and The Tzedakah Fund;

(ii)	AIGH Investment Partners, L.L.C., a Delaware limited liability company ("AIGH LLC"), with respect to shares of Common Stock (as defined in Item 2(d) below) directly held by it;
(iii)	The Tzedakah Fund with respect to shares of Common Stock directly held by it.

Item 2(b)  Address of Principal Business Office or, if None, Residence:

The principal business office of Orin Hirschman, AIGH Investment Partners, LLC, and The Tzedakah Fund is:

6006 Berkeley Avenue

Baltimore MD 21209

Item 2(c)  Citizenship:

See Item 2(a) above and Item 4 of each cover page.

Item 2(d)  Title of Class of Securities:

Common Stock and Warrants to purchase Common Stock, par value $0.0001 per share

Item 2(e)  CUSIP Number:

67778H200

ITEM 3:

IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

ITEM 4:

OWNERSHIP.

1)  Orin Hirschman

a. Amount Beneficially Owned:

2,855,135

b. Percent of class

5.1%

c. Number of shares as to which AIGH Investment Partners, LLC has:

i.	Sole power to vote or to direct the vote

2,530,468

ii.	Shared power to vote or to direct the vote

2,530,468

iii.	Sole power to dispose or to direct the disposition of

2,855,135

iv.	Shared power to dispose or to direct the disposition of

2,855,135

2)  AIGH Investment Partners, LLC

a. Amount Beneficially Owned:

1,798,178

b. Percent of class

3.2%

c. Number of shares as to which AIGH Investment Partners, LLC has:

i.	Sole power to vote or to direct the vote

1,678,177

ii.	Shared power to vote or to direct the vote

1,678,177

iii.	Sole power to dispose or to direct the disposition of

1,798,178

iv.	Shared power to dispose or to direct the disposition of

1,798,178

3)  The Tzedakah Fund

a. Amount Beneficially Owned:

731,991

b. Percent of class

1.3%

c. Number of shares as to which AIGH Investment Partners, LLC has:

i.	Sole power to vote or to direct the vote

731,991

ii.	Shared power to vote or to direct the vote

731,991

iii.	Sole power to dispose or to direct the disposition of

731,991

iv.	Shared power to dispose or to direct the disposition of

731,991

ITEM 5:

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

ITEM 6:

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7:

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8:

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9:

NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10:

CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2018	By:	/s/ Orin Hirschman
Orin Hirschman, Individually and as managing member of AIGH Investment Partners, LLC, and a trustee of The Tzedakah Fund

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